Filed by The Middleby Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TurboChef Technologies, Inc.
Commission File No.: 001-32334

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of The Middleby Corporation (“Middleby”) and TurboChef Technologies, Inc. (“TurboChef”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing the proposed transaction with TurboChef, including the failure to obtain TurboChef stockholder approval; the risks that Middleby and TurboChef businesses will not be integrated successfully; the risk that Middleby and TurboChef will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Middleby’s and TurboChef’s commercial and residential markets; unpredictable difficulties or delays in the development of new product technology; results of pending and future litigation; access to capital; actions of domestic and foreign governments; variability in financing costs; quarterly variations in operating results; dependence on key customers; international exposure; foreign exchange and political risks affecting international sales; changing market conditions; the impact of competitive products and pricing and related market conditions; the timely development and market acceptance of the company's products; and the availability and cost of raw materials.  Additional factors that could cause Middleby’s and TurboChef’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Middleby and the 2007 Annual Report on Form 10-K of TurboChef filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Middleby  nor TurboChef undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Middleby, TurboChef and Chef Acquisition Corp. In connection with the proposed transaction, Middleby will file with the SEC a registration statement on Form S-4 and TurboChef will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to TurboChef’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Middleby and TurboChef, without charge, at the SEC’s Internet site (http://www.sec.gov).

Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to The Middleby Corporation, 1400 Toastmaster Drive, Elgin, IL 60120 Attention: Investor Relations, (847) 429-7756, or to TurboChef Technologies, Inc., Six Concourse Parkway, Suite 1900, Atlanta, GA 30328 Attention: Investor Relations, (678) 987-1700.

Middleby, TurboChef and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Middleby’s directors and executive officers is available in Middleby’s proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on March 28, 2008, and amended on April 24, 2008 and Middleby’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 27, 2008, and amended on August 6, 2008. Information regarding TurboChef’s directors and executive officers is available in TurboChef’s proxy statement for its 2008 annual meeting of stockholders and TurboChef’s 2007 Annual Report on Form 10-K, which were filed with the SEC on June 10, 2008 and March 7, 2008, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant material to be filed with the SEC when they become available.

The following are materials used in a presentation for investors on August 12, 2008.

***

August 12, 2008
Acquisition of
TurboChef Technologies, Inc.
The Middleby Corporation

 Statements made in this presentation or otherwise attributable to the company regarding the company's business which are not historical fact are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
 Litigation Reform Act of 1995. The company cautions investors that such statements are estimates of future performance and are highly dependent upon a variety of important factors that could cause actual results to differ materially from such statements. Such factors include, but are not limited to, failure to satisfy any of the conditions of closing the proposed transaction with TurboChef, including the failure to obtain TurboChef stockholder approval; the risks that Middleby and TurboChef businesses will not be integrated successfully; the risk that Middleby and TurboChef will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Middleby’s and TurboChef’s commercial and residential markets;
 unpredictable difficulties or delays in the development of new product technology;
 results of pending and future litigation; access to capital; actions of domestic and foreign governments; variability in financing costs; quarterly variations in operating results; dependence on key customers; international exposure; foreign exchange and political risks affecting international sales; changing market conditions; the impact of competitive products and pricing and related market conditions; the timely development and market acceptance of the company's products; the availability and cost of raw materials; and other risks detailed herein and from time-to-time in the company's SEC filings.

Forward Looking Statements

Executive Summary
◆ Overview of the Transaction
◆ Compelling Strategic Rationale
◆ TurboChef Overview
◆ Revolutionary TurboChef Technology
◆ Building on Core Competencies
◆ Complementary Product Portfolios
◆ Acquisition Financing
◆ TurboChef Financial Performance
◆ Plan for Operational Improvement

Price and Form of Consideration
◆ $6.47 per share of TurboChef (based on Middleby share price of $57.60 as of August
 11, 2008)
◆ 57% cash consideration / 43% stock
 – $3.67 cash consideration per share of TurboChef
 – 0.0486 share of Middleby stock per share of TurboChef
 • Value of $2.80 per TurboChef share at current Middleby share price of $57.60 as of August 11, 2008
◆ Estimated transaction costs and change in control payments of ~$18 million

Valuation
◆ Represents a 15.5% premium to the August 11, 2008 closing price of $5.60
◆ Total transaction value of approximately $200 million, including $5 million of
 TurboChef net cash as of June 30, 2008
◆ Net present value of TurboChef NOLs of approximately $25 million

Net Operating Losses	◆ TurboChef has a net operating loss of ~$120 million ◆ Estimated to represent ~$5 million in cash tax savings annually for the next five years and ~$3 million annually through 2028
Earnings Impact	◆ Slightly dilutive in 2009 ◆ Accretive in 2010 ◆ Includes approximately $8-$10 million of non-cash charges annually
Conditions to Closing	◆ Affirmative vote of a majority of TurboChef shareholders ◆ Customary representations and warranties, including no material adverse effect at TurboChef
Timing	◆ Expected to close in 4th quarter 2008

Overview of the Transaction

THE MIDDLEBY CORPORATION

Leverage Middleby customer relationships to grow TurboChef sales
TURBOCHEF

Ability to utilize
 accumulated net
 operating losses
Acquire a proven
 technology leader
Obtain leading
 position in fast growing
 speed cook market
Create value by
 applying Middleby’s
 tested integration
 methodologies

Compelling Strategic Rationale

THE MIDDLEBY CORPORATION

SUBWAY

7 ELEVEN

DUNKIN' DONUTS

STARWOOD

HMS HOST

Hilton

LOEWS CINEPLEX ENTERTAINMENT

COMPASS GROUP

Walt Disney World

Countertop
Conveyor Oven
i Series
Batch Oven
Freestanding
Conveyor Oven
C3 Oven
Tornado Oven
High h Batch
Oven
Overview
Existing Commercial Ovens
Select Customers
New Commercial Ovens

TurboChef Overview
◆ TurboChef is a leading provider of equipment,
 technology and services focused on the high-
 speed preparation of food products
◆ Products include user-friendly speed cook ovens
 employing proprietary combinations of heating
 technologies to cook food products at speeds up to
 12 times faster than conventional heating methods
◆ Customers include full and quick-service
 restaurants, hotels, stadiums, convenience stores
 and coffee shops

THE MIDDLEBY CORPORATION

29" (737 mm)
21.5" (546 mm)
21.5" (546 mm)

1
2
3
4
5

Revolutionary TurboChef Technology
TurboChef’s game-changing technology …
 ✓ Small footprint & ventless technology
 ✓ Sophisticated controls
 ✓ Lightning fast speeds
… greatly expands the addressable market for commercial ovens
 – Small size and ventless technology allows non-traditional establishments such as convenience stores and coffee shops to offer top quality, prepared hot foods
 – Easy-to-use controls expand the range of menu items available for traditional hot food establishments
 – Greatly reduced cooking time enables food establishments to cater to the increasing demand for convenience

THE MIDDLEBY CORPORATION

THE MIDDLEBY CORPORATION

TURBOCHEF

- Global Presence
  - Growing market penetration in over 40 countries
  - Deep relationships with the worlds largest commercial establishments

Global Presence
Advanced Technology
Top Brand Name
Service Platform

Delivering Enhanced Value to Our Customers
◆  Service Platform
 • Tested service platform
 covering all Middleby
 brands
 • Strong reputation for
 quality and
 dependability
◆  Advanced Technology
 • Microwave + impingement
 speed cook technology
 • High quality cooking results at up
 to 12x cooking speed of
 conventional ovens
 • Plug-and-play ventless set up
◆  Top Brand Name
 • Successfully created
 commercial speed cook
 category
 • Leading customer base as
 foundation for brand
 awareness

Building on Core Competencies

Capital Structure Post Transaction

Acquisition Financing
◆ Middleby will finance the cash consideration of the acquisition as well as associated fees with its existing $450 million senior revolving credit facility
 – The company is in the process of expanding its borrowing capacity available under the
 $150 million accordion feature
 – Accordion allows ample capacity for future acquisitions
◆ Based on 6/30/08 debt balance of $275 million, cash consideration to TurboChef of ~$115 million and ~$18 million of transaction costs and change in control payments, pro forma leverage of 2.6x LTM 6/30/08 adjusted EBITDA
 – In the absence of further acquisitions, the company expects to be levered less than 2x by the end of 2009
◆ Middleby will keep its attractively priced credit facility in place

THE MIDDLEBY CORPORATION

($ in millions)

	Historical			LTM
	2005A	**2006A**	**2007A**	**6/30/08**
Sales				
Commercial	$52.2	$48.7	$107.6	$111.1
Residential	--	--	0.5	1.3
Total	**$52.2**	**$48.7**	**$108.1**	**$112.5**
% Growth	--	*(6.9%)*	*122.1%*	--
EBITDA				
Commercial [1]	$2.2	$2.3	$17.4	
Residential	(5.1)	(6.8)	(13.5)	
Corporate [2]	(20.9)	(15.9)	(16.9)	
Total	**($23.9)**	**($20.4)**	**($13.1)**	
Operating Income				
Commercial	$0.2	($0.5)	$14.9	$14.9
Residential	(5.1)	(7.0)	(14.3)	(16.2)
Corporate [2]	(21.7)	(16.8)	(17.7)	(15.1)
Total	**($26.7)**	**($24.3)**	**($17.1)**	**($16.4)**
Consolidated D&A				$4.6
Non-Recurring Expenses				5.4
Adjusted EBITDA				**($6.4)**

TurboChef Historical Financial Results by Segment
___________________________
1.2005 excludes one-time increase in warranty provision of $10 million.
2. 2007 and LTM period include $8 million and $5 million, respectively, of non-recurring expenses.

TurboChef Financial Performance

Corporate Reorganization	◆ Public company costs ◆ Redundancies with Middleby corporate office	◆ $8 million
Residential Reorganization	◆ Reduction of significant marketing spending ◆ Minimize staffing and cost structure ◆ Synergies with Jade residential line	◆ $15 million
Commercial Synergies	◆ Purchasing and material costs ◆ Manufacturing efficiencies ◆ Marketing and trade show costs ◆ International distribution consolidation ◆ Other cost synergies and reduction opportunities	◆ $4-$8 million
Estimated Cost
Savings

Plan for Operational Improvement

THE MIDDLEBY CORPORATION

$30
$25
$20
$15
$10
$5
$0
-$5
-$10

___________________________
1.LTM 6/30/08 operating income / (loss) of ($16.4) million + depreciation and amortization of $4.6 million = LTM EBITDA of ($11.8) million. LTM EBITDA plus $5.4 million of non-recurring
 LTM expenses = Adjusted LTM EBITDA of ($6.4) million.
Adjusted LTM
EBITDA (1)
Plus:
Corporate
Reorganization
Plus:
Residential
Reorganization
Pro Forma
Post-Reorganization
LTM EBITDA
Plus:
Commercial
Synergies
Pro Forma
Synergy Adjusted
LTM EBITDA
6/30/08 LTM Standalone Actual to 6/30/08 Pro Forma EBITDA
($6)
$8
$15
$17
$4-8
$21-25
Reorganization Adjustments

Plan for Operational Improvement